Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Provides an Update on Newmont's Exploration Success from the
Leeville Royalty Property, Northern Carlin Trend, Nevada

Vancouver, British Columbia, January 25, 2016 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to congratulate Newmont Mining Corporation ("Newmont") on its exploration success from the Northern Carlin Trend that includes portions of the Company's Leeville royalty property. Newmont has delineated a prospective northwest-southeast trend of sediment-hosted gold mineralization that is over five kilometers in length, and extends from the Leeville underground mining complex to the Pete Bajo mine. Approximately 2.5 kilometers of this trend is covered by EMX's Leeville royalty property. In addition, Newmont recently achieved a major milestone with the completion and commissioning of the Turf Vent Shaft project. EMX commends Newmont on its outstanding achievements, and looks forward to further growth and development resulting from their efforts on the Northern Carlin Trend and the Company's Leeville royalty property.

Leeville Royalty Property and Newmont's Exploration Success. EMX retains a 1% gross smelter return ("GSR") royalty on the Leeville property, which was acquired in August, 2012 (see EMX news release dated August 20, 2012). Since acquiring the Leeville royalty EMX has received approximately US $7.46 million in royalty revenue from more than 5,300 equity ounces of gold produced (current as of September 30, 2015 EMX third quarter financial reporting). The Leeville royalty property includes much of the Leeville mine and Four Corners deposit, lesser proportions of the Carlin East and Turf mines, and exposure to the upside potential resulting from Newmont's exploration successes at the Rita K and Full House gold deposits.

As given in Newmont's Investor Day Presentation of December, 2015 (the "Newmont Presentation")1 the Rita K deposit is outlined as a west-northwest trend of gold mineralization that extends from the area of the Leeville mine approximately 850 meters to the southeast. The mineralization is portrayed by Newmont as sub-horizontal zones hosted in folded and faulted Paleozoic sedimentary rocks that include the Roberts Mountains and Popovich Formations, which are classic ore hosts of the Carlin Trend. Newmont reported Rita K exploration drill intercepts that include 6.6 meters averaging 23.8 g/t gold and 61 meters averaging 6.7 g/t gold (true widths not reported). As schematically represented in the Newmont Presentation, the mineralized intercepts occur at depths of approximately 450-650 meters below the surface.

Southeast of Rita K is the Full House deposit outlined in the Newmont Presentation as an approximately 800 meter long northwest trend of discrete lenses of gold mineralization. The mineralization also occurs in sub-horizontal zones hosted in the Roberts Mountains and Popovich Formations. Newmont reported Full House drill intercepts of 21 meters averaging 39.1 g/t gold and 21.4 meters averaging 18.9 g/t gold (true widths not reported) at depths of approximately 450-650 meters below the surface. As depicted in the Newmont Presentation, the trend of gold mineralization at Full House extends to the southeast and away from EMX's property position.

Newmont's exploration successes at the Rita K and Full House gold deposits, which are in part contained within the Leeville royalty property, highlight EMX's exposure to ongoing discoveries in the Northern Carlin Trend.

Turf Vent Shaft Completion. Newmont's Turf Vent Shaft Project was commenced in 2013 and commissioned in late 20152. The Turf Vent Shaft was sunk to a depth of approximately 2000 feet3 (approximately 610 m) below the surface, and totaled approximately $300-350 million in estimated capital expenditures4. Newmont has stated that the project will provide the ventilation required to "increase production", "unlock" additional resources, and impact "greater Leeville" (see Newmont's 2014-2015 10-Q and 2014 10-K filings), which includes portions of EMX's royalty property position.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

1See Investor-Day-Presentation-3Dec2015-(Final-merged).pdf page 83 of 127 at http://www.newmont.com/investor-relations/investor-events.

2 See http://ourvoice.newmont.com/2015/12/22/underground-teams-drive-success-of-turf-vent-shaft-project.

3 See http://www.newmont.com/operations-and-projects/north-america/turf-vent-shaft-us/overview.

4 See Newmont news release dated October 28, 2015 and titled "Newmont Announces Third Quarter Operating and Financial Results".

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth. Please see www.eurasianminerals.com for more information.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2015 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2014 (the “AIF”) and Form 20-F for the year ended December 31, 2014, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF, financial statements and Form 20-F of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com